Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

February 1, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on February 1, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Geoffrey Morphy

President & Chief Executive Officer
Bitfarms Ltd.
gmorphy@bitfarms.com

Item 9	Date of Report

February 1, 2024.

Schedule “A”

Bitfarms Earns 357 BTC in January 2024

– On track to begin production at Paso Pe, Paraguay and
to initiate fleet upgrades and expansion in Q1 2024 –

Toronto, Ontario and Brossard, Québec (February 1, 2024) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global vertically integrated Bitcoin mining company, provides an update for the month ended January 31, 2024.

“In 2024, we are embarking on an aggressive growth plan, targeting hashrates of 12 EH/s in 1H 2024 and 21 EH/s in 2H 2024,” said Geoff Morphy, President and Chief Executive Officer of Bitfarms. “The new farm development in Paraguay is expected to drive much of this growth. With land purchased for our 100 MW facility in Yguazu and shipment of the main transformer for Paso Pe, our expansion projects continued on schedule in January. This transformative fleet upgrade and growth plan are being undertaken to position Bitfarms to gain market share and be among the lowest cost producers during this Halving year, which is anticipated to be an inflection point for the industry.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “January mining operations generated 357 BTC compared to 446 BTC in December. This reflects the typical higher curtailment during the coldest months and a return to more normal transaction fees as compared to the temporary spike experienced in December 2023.”

“Our fleet upgrade commences with the first batch of 11,600 Bitmain T21 miners scheduled to begin shipping to Quebec in February. Our construction of air-cooled warehouses and installation of 1,920 MicroBT M53S+ hydro-cooled miners and containers at Paso Pe are scheduled for February and March, respectively. We are on track to initiate production at that farm by late Q1 2024. Those new installations along with fleet upgrades elsewhere in our portfolio throughout 1H 2024 should drive rapid increases in our hashrate and increased energy efficiency,” Gagnon added.

Mining Review

January production of 357 BTC represented a decrease of 20.0% from December as powerful winter storms across North America drove significantly higher energy curtailment, which is part of the grid stability programs in Quebec, and offsetting a network difficulty decrease of 2.3% during January.

Key Performance Indicators	January 2024	December 2023	January 2023
Total BTC earned	357	446	486
Month End Operating EH/s	6.5	6.5	4.7
BTC/Avg. EH/s	60	72	110
Operating Capacity (MW)	240	240	188
Hydropower MW	186	186	178
Watts/Terahash Efficiency (w/TH)	35	35	40
BTC Sold	357	444	486

January 2024 Select Operating Highlights

●	6.5 EH/s online as of January 31, 2024, up 38% from January 31, 2023, and level with December 31, 2023.

●	5.9 EH/s average online, down 4.8% from December 2023.

●	60.6 BTC/average EH/s, down 15.5% from 71.7 in December 2023.

●	357 BTC earned, 20.0% lower than December 2023 and 26.5% lower than January 2023.

●	11.5 BTC earned daily on average, equal to approximately $495,200 per day based on a BTC price of $43,000 at January 31, 2024.

●	80 MW main transformer is in transit on schedule for the Paso Pe, Paraguay farm.

●	Purchased land for development of up to 100 MW production facility at Yguazu, Paraguay.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486

January 2024 Financial Update

●	Sold 357 BTC of the 357 BTC earned, generating total proceeds of $15.3 million.

●	Maintained BTC held in treasury at 804, representing approximately $34.6 million based on a BTC price of $43,000 at January 31, 2024.

●	Held Synthetic HODL™ of 135 long-dated BTC call options at January 31, 2024.

●	Reduced total outstanding indebtedness during the month by $2.0 million, resulting in a remaining balance of $2.0 million at January 31, 2024 which is scheduled to be fully repaid in February 2024.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 11 farms in production, one in expansion, one under construction, and one in development, in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment

●	Synthetic HODL™ = the use of instruments that create bitcoin equivalent exposure

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, upgrading and deployment of miners as well as the timing therefor, improved financial performance and balance sheet liquidity, other growth opportunities and prospects, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the facility may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2022, filed on March 21, 2023. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

Investor Relations

Tracy Krumme (Bitfarms)

+1 786-671-5638

tkrumme@bitfarms.com

David Barnard (LHA)

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Khushboo Chaudhary
+1 646-373-9946
mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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